CUSIP No. 728117-20-1          13G
          -----------



Item 1.
------

(a)  Name of Issuer:  Playboy Enterprises, Inc.

(b)  Address of Issuer's Principal Executive Offices:

                           680 North Lake Shore Drive
                           Chicago, Illinois   60611

Item 2.
------

(a)  Name of Person Filing:  Hugh Marston Hefner

(b)  Address of Principal Business Office or, if none, Residence:

                             9242 Beverly Boulevard
                       Beverly Hills, California   90210

(c)  Citizenship:  United States

(d)  Title of Class of Securities:  Common - Class A (Voting)

(e)  CUSIP Number:  728117-20-1

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
------    check whether the person filing is a:
          Not Applicable.

Item 4.   Ownership.
------

(a) Amount Beneficially Owned: 3,321,836. Hugh M. Hefner owns all of such shares under The Hugh M. Hefner 1991 Trust, a grantor trust of which he is settlor, sole trustee and sole lifetime beneficiary.

(b)  Percent of Class:  70.0%

(c)  Number of shares as to which such person has:

     (i)     sole power to vote or to direct the vote:  3,321,836
     (ii)    shared power to vote or to direct the vote:  None
     (iii)   sole power to dispose or to direct the disposition of:  3,321,836
     (iv)    shared power to dispose or to direct the disposition of:  None
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CUSIP No. 728117-20-1                 13G
          -----------



Item 5.   Ownership of Five Percent or Less of a Class.
------    Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.  Not
------    Applicable.


Item 7.   Identification and Classification of the Subsidiary Which Acquired the
------    Security Being Reported on By the Parent Holding Company.  Not
          Applicable.

Item 8.   Identification and Classification of Members of the Group.
------    Not Applicable.


Item 9.   Notice of Dissolution of Group.  Not Applicable.
------

Item 10.  Certification.  Not Applicable.
-------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Jan. 25, 1999
                                    ___________________________________
                                                    Date



                                    Hugh M. Hefner
                                    ___________________________________
                                    Hugh M. Hefner, trustee of
                                    The Hugh M. Hefner 1991 Trust